

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company was notified today that Andrew Davies, a Person Discharging Managerial Responsibilities, exercised an option at nil consideration under the BAE Systems Performance Share Plan. Some of the shares were subsequently disposed of as indicated below and the transaction took place on the London Stock Exchange.

Name of PDMR	No. of shares over which option exercised	No. of shares sold	Price per share at which sold
Andrew Davies	27,907	13,621	371.25 pence

9 October 2008

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